Exhibit 99.1
FOR IMMEDIATE RELEASE

360networks announces offering of senior notes

All amounts in U.S. dollars.

VANCOUVER, B.C. ... April 19, 2000, Vancouver - 360networks inc. today announced it will offer $700 million US of senior notes in both dollars and euros due 2008, non-call life.

The company anticipates that the transactions will be priced later this week. 360networks has also received a signed commitment from The Chase Manhattan Bank and Donaldson Lufkin & Jenrette Capital Funding, Inc. for a fully underwritten $1 billion senior credit facility. The commitment is subject to finalization of an agreement, and standard closing and lending conditions.

The senior notes to be offered by 360networks will not have been registered under the Securities Act of 1933 or under any state securities laws, and may not be offered or sold in the United States absent such registration or an applicable exemption from the registration requirements.

About 360networks 360networks (formerly known as Worldwide Fiber) offers broadband network services for telecommunications companies, Internet service providers, application service providers, storage service providers and data-centric companies. 360networks is completing a technologically advanced 90,300-kilometer (56,100-mile) network, including a fiber optic terrestrial network in North America and Europe and undersea cables linking North America, South America and Europe. 360networks and its predecessors have been developing communications networks since 1988.

Forward looking statements: This document may contain statements about expected future events and financial results that are forward looking in nature, and, as a result, are subject to certain risks and uncertainties. Actual results may differ materially from those projected by management. For such statements, we claim the safe harbor for "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.

For further information:

Michelle Gagne,
Director of Corporate Communications,
Worldwide Fiber, (604) 648-7703,
michelle.gagne@worldwidefiber.com